Epicor Software Corporation

18200 Von Karman Avenue, Suite 1000

Irvine, CA 92612

March 18, 2009

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Barbara Jacobs

Re:	Epicor Software Corporation
Request to Withdraw Form S-3 Filed on April 2, 2003
as amended by Form S-3/A Filed on May 28, 2003 (File No. 333-104277)

Ladies and Gentlemen:

Epicor Software Corporation, a Delaware corporation (the “Registrant”), respectfully makes application to the Securities and Exchange Commission (the “Commission”) pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), to withdraw the above captioned Registration Statement, together with all exhibits thereto (the “Registration Statement”). The Registration Statement has not been declared effective by the Commission. Please send a copy of the order granting such request to Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, CA 94304.

The Registrant is requesting to withdraw the Registration Statement because the selling shareholders indicated therein elected not to proceed with a registered distribution and elected to distribute their shares pursuant to Rule 144 of the Act. Under no circumstances should any other filing by the Registrant with the Commission be withdrawn, unless specifically requested by the Registrant in writing.

If you have any questions regarding this matter, please do not hesitate to contact me at (949) 585-4000.

Very truly yours,

EPICOR SOFTWARE CORPORATION

/s/ John D. Ireland
John D. Ireland
Vice President and General Counsel

cc: Katharine A. Martin, Esq.